[AK Letterhead]

July 3, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549

Re:	Axion Power International, Inc. Registration Statement on Form S-1 Filed May 14, 2008 File No. 333-150901

Ladies and Gentlemen:

On behalf of Axion Power International, Inc. (“Axion” or the “Company”), we are writing in response to your letter dated June 10, 2008, addressed to Thomas Granville, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Initial Registration Statement”). In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”). For the ease of the Staff’s further review, we have also forwarded today, by way of overnight delivery to the attention of Mr. Geoffrey Kruczek, five (5) marked copies of Amendment No. 1 showing changes from the initial filing of the Registration Statement.

Our responses to each of the Staff’s comments are set forth below. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that we are filing today on behalf of the Company via EDGAR.

Fee Table

1.	Comment:

It appears from your prospectus that you are registering the resale of your common stock by selling stockholders. Therefore, since you are not registering your sale of stock to the warrant holders, your reference to Rule 457(g) appears to be inapplicable. Also, given your disclosure that the selling stockholders intend to sell at prevailing market or negotiated prices, the applicability of Rule 457(a) is unclear. Please revise.

Response:

In Amendment No. 1, we have revised the subject disclosure to read as follows:

“Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the bid and asked price as of June 30, 2008.”

Prospectus Cover

2.	Comment:

We note your disclosure here and pages 11 and 52 that you are registering the resale of shares issued to the Mega C Trust pursuant to a Settlement Agreement dated December 12, 2005. Please reconcile this disclosure with your disclosure on pages 32, F-23, F-24 and F-38 that such shares were issued in connection with your reverse acquisition of Tamboril Cigar.

U.S. Securities and Exchange Commission
July 3, 2008

In places, our description indicates or infers that the shares were issued in connection with the Settlement Agreement dated December 12, 2005 between the Company, the Mega-C Trust, and certain other parties. The shares held by the Mega C Trust were actually issued in late 2003 and early 2005. The Company’s obligation to register certain of these shares arose upon the execution of the Settlement Agreement in late 2005. In Amendment No. 1 we have clarified the disclosure so it no longer appears that the issuance was related to the Settlement Agreement.

Forward Looking Statements, page 9

3.	Comment:

We note your disclosure here regarding the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Given your disclosure on page 8 that your stock is subject to penny stock regulations, it is unclear how those safe harbor provisions are applicable to statements made in this filing. Refer to Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C). Please revise or advise.

Response:

In Amendment No. 1, we have removed the section on Forward-Looking Statements appearing on page 9 of the Initial Registration Statement.

Recent Financing Activities, page 17

4.	Comment:

Please tell us which part of the securities purchase agreement contains the provision that triggers Quercus' obligation to invest $10 million at the third closing.

Response:

The Company closed the final $10 million financing tranche with Quercus on June 30, 2008, so there are no references to the financing being contingent on meeting any related closing conditions in Amendment No. 1.

Executive Compensation, page 44

5.	Comment:

Please expand your summary compensation table to provide disclosure regarding the compensation paid to named executive officers during your 2006 fiscal fear.

Response:

In Amendment No. 1, we have included compensation paid to named executive officers during the Company’s 2006 fiscal year in the summary compensation table.

U.S. Securities and Exchange Commission
July 3, 2008

Security Ownership of Certain Beneficial Owners, page 49

6.	Comment:

Please reconcile your disclosures here and in note 1 to the fee table regarding the number of shares underlying warrants sold and offered for resale by Quercus.

Response:

Quercus is requesting registration of less than all of its registrable securities (see our response to Comment 11 below). As a result it is only registering a portion of the shares of common stock that it owns and no shares of common stock underlying warrants. Therefore the fee table in Amendment No. 1 will not contain disclosure regarding these warrants. The number of warrants in the Beneficial Ownership Table has increased to 10,000,000 reflecting the full Quercus investment.

7.	Comment:

Please tell us why note 3 to your table refers to Dr. Filipenko while the note is included in the table next to Mr. Averill.

Response:

In the Initial Registration Statement, we incorrectly included footnote 3 next to Mr. Granville’s name, rather than Dr. Filipenko’s. We have corrected this in Amendment No. 1.

8.	Comment:

Please tell us which part of your table discloses percentage of beneficial ownership before and after the offering, as noted in the last paragraph of this section, and how you determined to calculate those percentages based on fewer common shares outstanding than is disclosed in the first paragraph of this section. Also reconcile your disclosures in the second and fourth paragraphs regarding the dates on which you determined beneficial ownership.

Response:

We have removed the reference to this disclosure of the beneficial ownership before and after the offering as we have included this information in tabular format in the Selling Stockholders section pursuant to your request in Comment 10, below. We have also revised the beneficial ownership chart to correct the discrepancies noted.

9.	Comment:

Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Quercus, the Mega C Trust and Fursa Master Global Event Driven Fund.

Response:

We will make the following clarifications in Amendment No. 1:

•	The trustees of The Quercus Trust are David Gelbaum and Monica Chavez Gelbaum, each with shared voting power over the shares held by this trust.

•	Mr. Jeff Hartman is the current trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation, with sole voting power over the shares held by this trust.

•	Mr. William F. Harley, III is the Chief Investment Manager for Fursa Global Event Driven Fund, and in this capacity he has sole voting power over the shares held by Fursa.

The Selling Shareholders and Plan of Distribution, page 52

U.S. Securities and Exchange Commission
July 3, 2008

10.	Comment:

Please disclose, in tabular format, the information required by Item 507 of Regulation S-K. Your revised disclosure should state in separate columns: (1) the name of the selling stockholder; (2) the amount beneficially owned by each selling stockholder prior to the offering; (3) the amount to be offered for the holder’s account; and (4) the amount and percent to be beneficially owned by that holder following completion of the offering.

Response:

In Amendment No. 1, we have included disclosure regarding the Selling Stockholders as you have requested above.

11.	Comment:

We note that the registration statement covers the resale of shares of common stock that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of these amounts as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold “at the market” price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

•	register the transaction on a form that you are eligible to register a primary offering;
•	identify the affiliate selling shareholders as underwriters in the registration statement; and
•	include the fixed price at which the underwriters will sell the securities or the duration of the offering.

If you do not agree, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the selling shareholders and any of her relationships you have with the selling shareholder. Also address the following, among any other relevant facts:

•	the number of common shares to be offered and sold by each selling stockholder relative to the amount outstanding and held by non-affiliates
•	the number of common shares beneficially owned by each selling stockholder and each selling stockholder’s relationship to you;
•	any agreements, arrangements or understandings between you and the selling stockholders to distribute your securities;
•	the identities of the beneficiaries of the trust and their relationship to you; and
•
the purpose of the distribution by the trust. For example, are the proceeds intended to pay administrative costs and fees associated with the Chapter 11 plan, or will the proceeds be distributed to creditors and/or shareholder of Mega C Power Corporation?

Response:

In order to address your concern that the registration of such a large amount of the Company’s common stock constitutes a primary offering by the Company, we have reduced the number of shares we are registering to 2,782,837 (representing 685,002 shares held by the Mega-C Trust and 2,097,835 shares held by The Quercus Trust) which represents approximately one-third of the 8,356,870 shares held by non-affiliates as of June 30, 2008. We believe that reducing the amount of registrable securities to this level should alleviate the Staff’s concern that the proposed registration is a primary offering.

U.S. Securities and Exchange Commission
July 3, 2008

12.	Comment:

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Please also provide similar disclosure with respect to the outstanding securities held by Fursa Master Global Event Driven Fund, as noted on page 49.

Response:

We have made the following clarifications in Amendment No. 1:

•	David Gelbaum and Monica Chavez Gelbaum are the trustees of The Quercus Trust, each with shared voting power over the shares held by this trust.

•	Jeff Hartman is the current trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation, with sole voting power over the shares held by this trust.

13.	Comment:

Please tell us whether any selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:

Neither of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Financial Statements

14.	Comment:

Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:

We will update the financial statements as required by Rule 8-08 of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules, page II-4

15.	Comment:

Please ensure that your exhibit list is accurate. We note, for example, that the location of exhibit 4.2 refers to a report that was not filed. Additionally, notes (10) and (E) to the exhibit list also refer to reports that have not been filed. Please revise or advise.

Response:

In Amendment No. 1, we have revised our exhibit list accordingly.

16.	Comment:

Please file complete exhibits to this registration statement. For example, we note that exhibit 10.29 currently omits exhibits B and D.

Response:

In Amendment No. 1, we have filed Exhibit 10.25 (formerly Exhibit 10.29) with the Exhibits that were previously omitted.

U.S. Securities and Exchange Commission
July 3, 2008

17.	Comment:

Please file a copy of the Second Amended Stockholders Trust as an exhibit to this registration statement.

Response:

In Amendment No. 1, we have filed the Second Amended Stockholders Trust Agreement as Exhibit 4.2 in place of the prior agreement, which was amended and restated in its entirety by the later amendment.

Signatures, page II-9

18.	Comment:

Please indicate which persons signed in the capacities of principal executive officer, principal financial officer and controller or principal accounting officer.

Response:

Don Hillier is the Company’s recently appointed principal financial and principal accounting officer and in Amendment No. 1 his signature line indicates that he holds such positions.

Exhibit 23

19.	Comment:

We see your consent has been presented as page II-11. However the Exhibit Index reports that the consent is presented as Exhibit 23. So that investors are able to locate the consent, please include your consent as Exhibit 23 in any amendment.

Response:

In Amendment No. 1, we have corrected the page number of the consent to coincide with the exhibit list.

20.	Comment:

Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response:

We have included a newly executed consent from the independent auditors in Amendment No. 1.

* * * * *

We trust that Amendment No. 1 and the responses set forth herein have resolved the remaining open issues and Axion will be permitted to file an acceleration request in due course.

The Company agrees that at such time as it requests acceleration of the Registration Statement, the request for acceleration will include the acknowledgements and confirmation requested by the Staff on page 5 of its June 10, 2008 letter. We note the Staff’s further instructions and observations with respect to acceleration and acknowledge the Staff’s concerns with respect to notification and timing.

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ QUENTIN COLLIN FAUST
Quentin Collin Faust Andrews Kurth LLP

cc:	Tom Granville
Donald T. Hillier